October 8, 2019

Martin Babler
President and Chief Executive Officer
Principia Biopharma Inc.
220 East Grand Avenue
South San Francisco, California 94080

       Re: Principia Biopharma Inc.
           Registration Statement on Form S-3
           Filed October 1, 2019
           File No. 333-234038

Dear Mr. Babler:

        We have limited our review of your registration statement to the issue we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed October 1, 2019

Description of Capital Stock
Choice of Forum, page 16

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
 Martin Babler
Principia Biopharma Inc.
October 8, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Christine Westbrook at 202-551-5019 with any questions.



                                                           Sincerely,
FirstName LastNameMartin Babler
                                                           Division of
Corporation Finance
Comapany NamePrincipia Biopharma Inc.
                                                           Office of Life
Sciences
October 8, 2019 Page 2
cc:       Amanda Busch - Cooley LLP
FirstName LastName